Item 77C

At Registrant's Special Meeting of Shareholders held on October 25, 1996,a proposal to approve a new Investment Advisory Agreement between the Registrant and Davis-Dinsmore Management Company, was voted upon and approved. There were 2,189,786 affirmative votes and 79,317 negative votes cast for this proposal, with 60,094 votes abstaining.